[FUTUREMEDIA LETTERHEAD]

                                                           making learning work


                                                           Futuremedia Plc
                                                           Nile House
                                                           Nile Street
                                                           Brighton
                                                           East Sussex
                                                           BN1 1HW

                                                           T +44 (0) 1273 829700
                                                           F +44 (0) 1273 829702

April 15, 2005

VIA EDGAR
---------
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

      Re:   Futuremedia PLC
            Form 20-F for the fiscal year ended April 30, 2004
            File No. 000-21978

Ladies and Gentlemen:

      This letter is in response to the letter from the Commission's staff dated March 21, 2005 regarding the above referenced filing. The headings below correspond to the headings in the staff's letter, and each of the Company's responses is preceded by the text of the comment from the staff's letter.

      In connection with this response letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Registered Office: Nile House Nile Street Brighton East Sussex BN1 1HW
             Registered in England No. 1616681 VAT No GB 376 832223

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
April 15, 2005
Page 2


Annual Report on Form 20-F for the Fiscal Year ended April 30, 2004

Item 7.  Major Shareholders and Related Party Transactions - Page 39.

      1. SEC Comment: We note your response to comment 2 that you have no further information on the ultimate beneficial ownership of Rennes Foundation and Jobelin Foundation. However, we are interested in those entities and persons that have voting or investment power in the two Foundations, rather than specifically the beneficial owners. Please supplementally tell us, and disclose in future filings, the names of the entities that have voting or investment power in the Rennes and Jobelin Foundations and the Futuremedia officers and directors that have voting or investment power in those entities.

            COMPANY RESPONSE: As indicated in Item 7 (key 2) of the 20-F, Mr. Rolf Herter, who served on the Board on the nomination of Rennes Foundation and Jobelin Foundation, resigned as Director on August 5, 2003. The Company does not have access to any further information regarding the voting or investment power beyond this information or what Rennes Foundation and Jobelin Foundation have disclosed in their 13D filings or other filings with the Commission.

            No current director or officer of the Company has any voting or investment power in these entities.

            The Company acknowledges the Commission's comment and will provide this disclosure in future filings.

Financial Statements

Notes to the financial statements

Revenue Recognition, page F-8

      2. SEC Comment: We note your response to comment 4. You state that you apply the guidance in EITF 00-21 in recognizing revenue from Learning for ALL(TM). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting when higher literature provides no guidance. From your disclosure, this e-learning management system consists of providing all hardware, operating system software and other software packages and support services such as delivery, installation, training and support. Tell us supplementally and disclose in future filings if you apply the guidance in SOP 97-2 in recognizing revenue from Learning for ALL(TM). If you apply the guidance in SOP 97-2, tell us how you determined the fair value of each element. If you believe the software is incidental to your product and therefore you are not within the scope of SOP 97-2, explain to us the basis for your conclusion. Also, tell us how you considered the guidance provided in EITF 03-05. We may have further comment based on your response.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
April 15, 2005
Page 3


            COMPANY RESPONSE:

            The Company launched its award-winning Learning For All(TM) product in November 2003, providing participants with hardware, software (both off-line and on-line), and Internet connection in their homes for a period of three years. Futuremedia hosts the website providing access to online materials. Participants, who have to be employees of the sponsoring client, use a UK tax incentive scheme based on a salary sacrifice principle to pay for the package. The participants not only receive a selection of desktop and laptop fully-integrated computers with options for printers and scanners, but Futuremedia also provides for delivery, installation, training and support.

            The software  included in the package,  which are all  off-the-shelf products, comprises the operating software, a selection of interactive games software and a selection of interactive Learning software accessible on CDrom, anti-virus and adult filter software, together with a number of netbased Learning titles, accessible via the hosted website. The aggregate selling value of all of the software provided amounts to approximately 30% of the total package price.

            The Company believes that the software components are incidental to the Learning For All(TM) product, and that therefore has not applied the guidance in SOP 97-2. This conclusion is based on the following:

            o the software is not a significant focus of the marketing effort, and is available for purchase separately;

            o     no post-contract customer support is provided; and

            o the Company does not incur any significant cost within the scope of FASB Statement No. 86.

            Guidance provided under EITF 03-05 only applies where software is more than incidental, and has therefore not been applied.

      3. SEC Comment: Tell us supplementally how you considered the guidance provided in EITF 00-3 and its impact on your revenue recognition policy.

            COMPANY RESPONSE: The Company believes that the guidance given under EITF 00-3 that seeks to determine whether certain software elements should be recognized separately does not apply in the case of the Learning For All(TM) product because the contractual arrangements do not allow the customer the right to take the software at any time during the hosting period. The nature of the sale therefore does not meet the requirement that both the following criteria are satisfied:

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
April 15, 2005
Page 4


            o     the  customer  does not have the right to take the software at
                  any  time  during  the  hosting  period  without   significant
                  penalty; and

            o it must be feasible for the customer either to run the software on its own hardware or to host the software with another third party.

Form 6-K dated December 15, 2004

      4. SEC Comment: We note during the six months ended October 31, 2004 you recorded a loss in value which was other than a temporary decline of your investment in Luvit AB of GBP 282,000. Tell us supplementally the following in regards to your investment:

            o what factors you considered in determining the fair value of your investment,

            o how you determined the fair value of your investment at October 31, 2004 and

            o why you believe the remaining value of your investment is recoverable.

            Refer to paragraph 19(h) of APB 18.

            COMPANY RESPONSE: The original investment in Luvit AB was made in April 2003, and totaled (pound)943,000, representing a 29.8% holding in that company, and has therefore been recorded under the equity method. Of the (pound)943,000, (pound)204,000 was recorded as investments, being 29.8% of the net assets of Luvit AB at the time of acquisition. The remaining (pound)739,000 was recorded as goodwill.

            By the end of the fiscal year ended April 30, 2004, the Company's sale of shares in Luvit AB and the Company's share of losses incurred by Luvit AB had reduced the carrying value of the investment to zero, and impairment testing had reduced the value of goodwill to (pound)639,000. During the first six months of the following fiscal year, Luvit AB continued to sustain losses. Using the established principle of valuing the goodwill based on the trading price of Luvit shares over the six months preceding the balance sheet date, a further impairment was taken of (pound)282,000 in the six month period ended October 31, 2004.

            The Company believed at the time of the filing that, given the steady improvement in the performance of Luvit AB, the value of Luvit shares would stabilize and that Futuremedia's investment in Luvit would be recoverable.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
April 15, 2005
Page 5

      5. SEC Comment: It appears that you have discontinued applying the equity method in accounting for your investment in Luvit AB in 2005 (i.e. recording your share of losses in Luvit AB). Tell us why you believe it is not appropriate to continue recording your share of the losses of Luvit AB. Also, tell us supplementally if you are required to provide additional funding to Luvit AB beyond your investment. Refer to the guidance in paragraph 19(i) of APB 18.

            COMPANY RESPONSE: The assumption that the Company has discontinued the equity method of accounting for its investment in Luvit AB in fiscal 2005 is incorrect. Since making the initial investment in April 2003, the transaction has been recorded using the equity method. During the period 1 May 2004 to 31 October 2004, Futuremedia's percentage holding remained at 27.2%. Losses recorded by Luvit AB during the same period are shown below, together with Futuremedia's share of those losses:

                         Period                  Luvit AB (loss)   Futuremedia's
                                                                  share at 27.2%
                                                       (pound)k         (pound)k

            1 May 2004 to 31 July 2004                      189               51

            1 August 2004 to 31 October 2004                268               72

            Total for six months to 31 October              457              123

            No losses were recorded in the period May 1, 2004 to October 31, 2004 since the value of the investment had already been written down to zero at the end of the previous fiscal year. However, during the same period, Futuremedia has recorded a (pound)282,000 impairment against the remaining goodwill asset, a substantially higher write down in carrying value beyond its share of losses.

            The Company is under no obligation to provide additional funding to Luvit AB beyond its original investment.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Joseph Foti, Senior Assistant Chief Accountant
April 15, 2005
Page 6


      Please note that Geoff Bicknell is no longer the Company's Chief Financial Officer. All future correspondence should be directed to the attention of Mark Wilsher.

      Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Claire Lamoureaux of the Commission's staff.

                                        Very truly yours,
                                        FUTUREMEDIA PLC


                                        By /s/ Peter Machin
                                           -------------------------------------
                                           Company Secretary

cc:   Claire Lamoureaux (Via Fax)